

Mailstop 4628

August 27, 2015

Via E-mail
Mr. Francis Barron
SVP and General Counsel
Cimarex Energy Co.
1700 Lincoln Street, Suite 3700
Denver, Colorado 80203

> **Re:** **Cimarex Energy Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2015**
> **Filed August 5, 2015**
> **Response Letter Dated July 22, 2015**
> **File No. 1-31446**

Dear Mr. Barron:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2015

Management's Discussion and Analysis, page 16

Operating Costs and Expenses, page 18

1. We note your response to prior comment 1, including your disclosure on page 18 that at June 30, 2015, holding all other components of the calculation constant and only adjusting commodity prices to amounts based on average prices for the first seven months of 2015…, the pre-tax ceiling impairment would have increased to $2.5 billion.

   Please note that the intent of prior comment 1 was not to solicit disclosure of a hypothetical impairment amount for a historical quarter for which an actual impairment

Mr. Francis Barron
Cimarex Energy Co.
August 27, 2015

amount has already been determined. Rather, the intent was to have you quantify the reasonably possible near term impact of ceiling test impairment, e.g. for the upcoming quarter. For example, when preparing your Form 10-Q for the second quarter of 2015, the additional history of market prices after June 2015 would appear to provide a reasonable basis to quantify the reasonably possible impact of impairment for the third quarter of 2015. To the extent that prices in future periods result in the expectation of future impairment charges, revise your disclosure to quantify the reasonably possible impact of such charges.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources